Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007

Earnings:			(in thousands)
Income (loss) before income taxes	$(5,584)	$(21,914)	$(3,320)	$9,861	$40,438	$27,737
Add:
Interest Expense	1,780	2,455	75	-	-	-
Estimated interest portion of rental expense	396	528	429	429	396	363
Earnings as defined	$(3,408)	$(18,931)	$(2,816)	$10,290	$40,834	$28,100

Fixed Charges:
Interest Expense	$1,780	$2,455	$75	$-	$-	$-
Estimated interest portion of rental expense	396	528	429	429	396	363
Total Fixed Charges	$2,176	$2,983	$504	$429	$396	$396

Ratio of earnings to fixed charges	-	-	-	24.0	103.1	71.0
Coverage deficiency	$(5,584)	$(21,914)	$(3,320)	-	-	-

(1) Computation of interest factor of rent expense
Operating Rent expense	$1,200	$1,600	$1,300	$1,300	$1,200	$1,100
Interest factor (*)	33%	33%	33%	33%	33%	33%
Total	$396	$528	$429	$429	$396	$363

*	Calculated as 33% of rent expense, which management believes is a reasonable approximation of the interest factor

(2)	Earnings were insufficient to cover fixed charges by $3.3 million in 2010, $21.9 million in 2011 and $5.6 million in the first nine months of 2012. The amount shown represents the amount of the coverage deficiency in each of those periods.